Filed Pursuant to Rule 433

Registration Statement No. 333-204870

Pricing Term Sheet

September 20, 2016

PRICING TERM SHEET

Dated September 20, 2016

AMTRUST FINANCIAL SERVICES, INC.

10,000,000 Depositary Shares

Each Representing 1/40th Interest in a Share of

6.95% Non-Cumulative Preferred Stock, Series F (the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated September 20, 2016 to the prospectus dated June 11, 2015, relating to the Offering, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information contained therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	AmTrust Financial Services, Inc.

Title of Securities:	Depositary Shares (the “Depositary Shares”), Each Representing 1/40th Interest in a Share of 6.95% Non-Cumulative Preferred Stock, Series F (the “Series F Preferred Stock”)

Size:	$250,000,000 (10,000,000 Depositary Shares)

Over-allotment Option:	$37,500,000 (1,500,000 Depositary Shares), exercisable for 30 days following September 20, 2016

Term:	Perpetual, unless redeemed at the option of the issuer, as described below

Liquidation Preference:	$1,000 per share of Series F Preferred Stock (equivalent to $25 per Depositary Share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 6.95% from the date of issuance or the immediately preceding Dividend Payment Date.

Dividend Payment Dates:	15th day of March, June, September and December of each year, commencing on December 15, 2016, when, as and if declared by the board of directors of the Issuer

Optional Redemption:	On and after September 27, 2021, the Series F Preferred Stock represented by the Depositary Shares may be redeemed at AmTrust Financial Services, Inc.’s option, for cash, in whole or in part, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus declared and unpaid dividends on the shares of Series F Preferred Stock called for redemption, if any, for prior dividend periods, if any, plus accrued but unpaid dividends (whether or not declared) thereon for the then-current dividend period to, but excluding, the date of redemption, without accumulation of any other undeclared dividends. The Depositary Shares will be redeemed if and to the extent that the related shares of Series F Preferred Stock are redeemed by AmTrust Financial Services, Inc. Holders of Depositary Shares will not have the right to require the redemption or repurchase of the Series F Preferred Stock.

Pricing Date:	September 20, 2016

Settlement Date:	September 27, 2016

Public Offering Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share

Net Proceeds (before expenses) to Issuer:	$242,125,000 (excluding any exercise of the Over-allotment Option)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC RBC Capital Markets, LLC Keefe, Bruyette & Woods, Inc.

Co-Managers:	William Blair & Company, L.L.C. ING Financial Markets LLC JMP Securities LLC Scotia Capital (USA) Inc.

Listing:	The Issuer intends to apply to list the Depositary Shares representing the Series F Preferred Stock on the New York Stock Exchange under the symbol “AFSI PR F”.

Expected Rating (A.M. Best)*:	bb+

CUSIP/ISIN:	032359 820/US0323598203

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer is party to that certain $250 million credit agreement dated September 15, 2014 among the Issuer, as Administrative Agent, ACP Re Ltd., ACP Re Holdings, LLC, as guarantor, and AmTrust International Insurance Ltd. and NG Re Ltd., as Lenders (the “Credit Agreement ”). As described in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2016, the Issuer agreed to restate such Credit Agreement as described in such Form 8-K, subject to the completion of certain conditions described therein. Such conditions have been satisfied, and the Issuer expects to enter into the restated Credit Agreement shortly. Such restated Credit Agreement will be filed on Form 8-K.

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This material is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of these securities. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at (866) 718-1649, UBS Securities LLC at (888) 827-7275, RBC Capital Markets, LLC at (866) 375-6829 or Keefe, Bruyette & Woods, Inc. at (800) 966-1559.